# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: First Advantage Corporation, CIK 0001210677
CUSIP: 31846B108
Title of class of securities: Common stock, $0.001 par value per share
Address of issuer's principal executive offices: 1 Concourse Parkway NE, Suite 200, Atlanta, Georgia (GA), 30328
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001737652

## Reporting persons
- SLP Fastball Aggregator, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 73,028,998; sole dispositive power 0; shared dispositive power 73,028,998; aggregate amount beneficially owned 73,028,998 (42.5% of the class)
- SLP V Aggregator GP, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 73,028,998; sole dispositive power 0; shared dispositive power 73,028,998; aggregate amount beneficially owned 73,028,998 (42.5% of the class)
- Silver Lake Technology Associates V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 73,251,009; sole dispositive power 0; shared dispositive power 73,028,998; aggregate amount beneficially owned 73,251,009 (42.6% of the class)
- SLTA V (GP), L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 73,251,009; sole dispositive power 0; shared dispositive power 73,028,998; aggregate amount beneficially owned 73,251,009 (42.6% of the class)
- Silver Lake Group, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 73,542,678; sole dispositive power 0; shared dispositive power 73,161,304; aggregate amount beneficially owned 73,542,678 (42.8% of the class)

## Item 1. Issuer
Name of issuer: First Advantage Corporation
Address of issuer's principal executive offices: 1 Concourse Parkway NE, Suite 200, Atlanta, GA 30328

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed jointly by SLP Fastball Aggregator, L.P., a Delaware limited partnership ("SLP Fastball"), SLP V Aggregator GP, L.L.C. ("SLP V GP"), a Delaware limited liability company, Silver Lake Technology Associates V, L.P. a Delaware limited partnership ("SLTA V"), SLTA V (GP), L.L.C., a Delaware limited liability company ("SLTA V GP"), and Silver Lake Group, L.L.C., a Delaware limited liability company ("SLG") (each a "Reporting Person" and, together, the "Reporting Persons"), pursuant to an agreement of joint filing.

SLP V GP is the general partner of SLP Fastball. SLTA V is the managing member of SLP V GP. SLTA V GP is the general partner of SLTA V. SLG is the managing member of SLTA V GP.
Address of principal business office or, if none, residence:
The principal business address of each of the Reporting Persons is as follows:

c/o Silver Lake
2775 Sand Hill Road, Suite 100
Menlo Park, CA 94025
Citizenship: See response to Item 4 of each of the cover pages and Item 2(a) above.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained in rows 5, 6, 7, 8, 9, 10, and 11 on each of the cover pages of this Schedule 13G is incorporated by reference in its entirety into this Item 4.

As of September 30, 2026, the Reporting Persons, as applicable, may be deemed to beneficially own an aggregate of 73,542,678 shares of common stock, $0.001 par value per share (the "Common Stock") of First Advantage Corporation (the "Issuer"), including 73,028,998 shares of Common Stock held directly by SLP Fastball, 132,306 shares of Common Stock held directly by SLG and 381,374 shares of Common Stock held by the Reporting Persons on behalf of certain of their employees and certain managing members of SLG or its affiliates over which the Reporting Persons may be deemed to have voting power but no dispositive power, representing approximately 42.8% of the issued and outstanding shares of the Issuer's Common Stock.

The percentages of beneficial ownership in this Schedule 13G are based on 171,753,691 shares of Common Stock of the Issuer outstanding as of July 31, 2026, as reflected in the Prospectus filed by the Issuer with the Securities and Exchange Commission on August 12, 2026.
Percent of class: Each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of shares of Common Stock listed on such Reporting Person's cover page.
Sole power to vote or to direct the vote: See the information set forth in Row 5 on each cover page.
Shared power to vote or to direct the vote: See the information set forth in Row 6 on each cover page.
Sole power to dispose or to direct the disposition: See the information set forth in Row 7 on each cover page.
Shared power to dispose or to direct the disposition: See the information set forth in Row 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit List: Exhibit 991. Signature Pages

## Signatures
- SLP Fastball Aggregator, L.P.: /s/ Justin G. Hamill, Justin G. Hamill, Chief Legal Officer of Silver Lake Group, L.L.C., See Exhibit 99.1 (11/06/2026)
- SLP V Aggregator GP, L.L.C.: /s/ Justin G. Hamill, Justin G. Hamill, Chief Legal Officer of Silver Lake Group, L.L.C., See Exhibit 99.1 (11/06/2026)
- Silver Lake Technology Associates V, L.P.: /s/ Justin G. Hamill, Justin G. Hamill, Chief Legal Officer of Silver Lake Group, L.L.C., See Exhibit 99.1 (11/06/2026)
- SLTA V (GP), L.L.C.: /s/ Justin G. Hamill, Justin G. Hamill, Chief Legal Officer of Silver Lake Group, L.L.C., See Exhibit 99.1 (11/06/2026)
- Silver Lake Group, L.L.C.: /s/ Justin G. Hamill, Justin G. Hamill, Chief Legal Officer of Silver Lake Group, L.L.C., See Exhibit 99.1 (11/06/2026)